UNITED STATES
                   SECURITIES AND EXCHANGE
                         COMMISSION
                   Washington, D.C. 20549
                         FORM 12b-25
                 NOTIFICATION OF LATE FILING
                        (Check one):
   x Form 10-K or Form 10KSB     Form 20-F     Form 11-K
     Form 10-Q or Form 10QSB     Form N-SAR    Form N-CSR

             For Period Ended: December 31, 2004

             Transition Report on Form 10-K
             Transition Report on Form 20-F
             Transition Report on Form 11-K
             Transition Report on Form 10-Q
             Transition Report on Form N-SAR

              For the Transition Period Ended:

   If the notification relates to a portion of the filing
      checked above, identify the Item(s) to which the
                    notification relates:

               PART I - REGISTRANT INFORMATION

                         FLYi, INC.
                   Full Name of Registrant
                ____________________________
                  Former Name if Applicable

                    45200 Business Court
  Address of Principal Executive Office (Street and Number)

                      Dulles, VA  20166
                  City, State and Zip Code


              PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

 x (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                    PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   On February 22, 2005, the company issued a press release stating that on February 18, 2005 it successfully completed a consensual restructuring of its financial obligations. The restructuring includes agreements with a majority of the company's aircraft creditors.
   Additional information regarding the restructuring is set forth through Forms 8-K filed with the Securities and Exchange Commission on February 22, February 23 and
   February 25, 2005. As a result of the timing of completing the restructuring, the resources and personnel required to complete and document the restructuring and the effects of the financial restructuring on the company's financial statements, the company has not been able to complete the work required to finalize certain portions of its Form 10-K, including certain exhibits to be file therewith, by the date of this filing on Form 12b-25. The company expects to file the information omitted from its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

                 PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Richard J, Kennedy         (703)             650-6000
     General Counsel
          (Name)           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section
   13 or 15(d) of the Securities Exchange Act of 1934 or
   Section 30 of the Investment Company Act of 1940 during
   the preceding 12 months or for such shorter period that
   the registrant was required to file such report(s) been
   filed? If answer is no, identify report(s).
   x Yes   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
   x Yes   No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   As previously reported in its earnings release for the fourth quarter and year ended December 31, 2004, which was furnished to the Securities and Exchange Commission on a Form 8-K on February 27, 2005, the company expects to report an annual net loss of $192.2 million for 2004 (($4.24) per diluted share) compared to 2003 net income of $82.8 million ($1.82 per diluted share) in accordance with Generally Accepted Accounting Principles (GAAP).
   The company is in the process of analyzing the recoverability of its long-lived assets as required by FASB Statement No. 144, including the impact of the recently completed restructuring of its aircraft financing. Such analysis may result in the recordation of a non-cash impairment charge which would further increase the net loss for 2004 when the company files its annual report on Form 10-K. In addition, it is likely that upon completion of their audit of our consolidated financial statements, the report of our independent registered public accounting firm will include an explanatory paragraph stating that there is substantial doubt about the Company's ability to continue as a going concern.

   Further quantitative information regarding the changes anticipated to be reflected in the company's financial statements is set forth in the preliminary, unaudited financial statements included in that Form 8-K, which is incorporated herein in its entirety by reference.

   During 2004, the company's wholly-owned subsidiary, Independence Air, Inc. effected its transformation into an independent low-fare airline operating as Independence Air. Beginning in June 2004 and ending in
   August 2004, Independence Air transitioned the Canadair regional jet (CRJ) fleet which had been flying under the company's United Express code share agreement into the Independence Air operation, and early retired its remaining turboprop aircraft that had been used in United Express operations. In October and November
   2004, Independence Air ceased operating the Fairchild
   Dornier 328 regional jet (328Jet) fleet as a Delta
   Connection carrier and placed the 328Jets into temporary storage pending the lease assignment of 30 328Jets to Delta Air Lines. As a result of discontinuing use of the 328Jets, the Company is now accounting for the direct operating revenues and expenses of the Delta
   Connection Code Share agreement as a discontinued operation for all periods presented.

   In 2004, the Company recorded a loss from continuing operations of $203.4 million compared to income of $66.6 million for 2003, and $23.6 million for 2002. For 2004, Independence Air's available seat miles (ASM) from continuing operations decreased 5.1% with the termination of the United Express program during the year. For 2004, the number of total passengers from continuing operations decreased 15.4% and revenue passenger miles (RPM) decreased 20.8%, attributable primarily to lost aircraft availability during the time the CRJs left United Express service until the time they began Independence Air service.

   The Company's past financial performance and operating results under United Express and Delta Connection operations will have no effect and no bearing on the financial performance or operating results of Independence Air. The Company expects to incur operating losses for 2005 and at least the first quarter of 2006. The extent and duration of such losses depends upon the ability to market the Independence Air product as it expands with the Airbus A319 aircraft and to increase load factor and fares in an extremely competitive industry environment, as well as on fuel prices.

                        FLYi, Inc.
        (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date: March 16, 2005       By:     /S/
                            Richard J. Surratt

                            Title: Executive Vice President,
                            Treasurer and Chief Financial Officer